UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

February 23, 2012

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $1,745,000 Notes due August 26, 2013 Linked to the Performance of the Industrial Select SPDR Fund

•                  $1,200,000 15.00% Exchangeable Notes due May 22, 2012 (Linked to the Common Stock of McMoRan Exploration Co.)

•                  $1,000,000 10.50% Exchangeable Notes due January 30, 2013 (Linked to the Common Stock of Halliburton Company)

•                  $1,134,000 Barrier Notes due August 22, 2013 Linked to the Performance of Gold

•                  $19,645,000 Market Plus Notes due March 1, 2013 Linked to the Performance of the Polish Zloty Relative to the U.S. Dollar

•                  $3,600,000 Notes due February 25, 2013 Linked to the Performance of the Barclays Capital Series-2 WTI Crude 11M Deferred TR IndexTM

•                  $300,000 14.00% Exchangeable Notes due May 22, 2012 linked to the Common Stock of Sandridge Energy, Inc.

•                  $1,800,000 AutoCallable Yield Notes due February 22, 2013 Linked to the Least Performing Reference Asset of the S&P 500 Index the Russell 2000 Index and Market Vectors Gold Miners ETF

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: February 23, 2012	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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